UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Pharmaceutical Product Development, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717124101 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717124101	SCHEDULE 13G	Page 1

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons. Fredric N. Eshelman

2.	Check the Appropriate Box if a Member of a Group NOT APPLICABLE (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,302,408 6. Shared Voting Power 0 7. Sole Dispositive Power 5,302,408 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,302,408

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer: Pharmaceutical Product Development, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 3151 South 17th Street Wilmington, North Carolina 28412

Item 2.	(a)	Name of Person Filing: Fredric N. Eshelman

	(b)	Address of Principal Business Office or, if none, Residence: Pharmaceutical Product Development, Inc. 3151 South 17th Street Wilmington, North Carolina 28412

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 717124101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned: 5,302,408 includes 343,333 shares issuable pursuant to vested options.

(b) Percent of class: 9.5%

(c) Number of shares as to which the person has: The Reporting Person retains sole voting and dispositive power of all shares.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004 Date Fredric N. Eshelman

/s/ Fred B. Davenport, Jr.

Name: Fred B. Davenport, Jr. Title: Attorney in Fact*

*	Signed pursuant to a power of attorney, dated December 16, 1998, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Fredric N. Eshelman on February 11, 2004.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Rudy C. Howard or Fred B. Davenport, Jr. signing singly, with full power of substitution, his/her true and lawful attorney-in-fact, to execute and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13-d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13(d)-1(d) under the Act) of Pharmaceutical Product Development, Inc. beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present.

This Power of Attorney is governed by and shall be construed in accordance with the laws of the State of North Carolina. This Power of Attorney is effective until revoked by the undersigned, which revocation shall be evidenced by an instrument in writing in form required by North Carolina law. This Power of Attorney is executed pursuant to the provisions of the North Carolina General Statutes, Chapter 32A, Article 2, with the intention that this Power of Attorney and the authority of said attorney-in-fact hereunder shall continue in effect notwithstanding any incapacity or mental incompetence which may be incurred by the undersigned subsequent to the execution of this Power of Attorney by the undersigned.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 1998.

/s/    Fredric N. Eshelman